Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 9
DATED OCTOBER 4, 2016
TO THE PROSPECTUS DATED APRIL 27, 2016
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 9 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated April 27, 2016, as previously supplemented by Supplement No. 1 dated May 4, 2016, Supplement No. 2 dated May 24, 2016, Supplement No. 3 dated June 3, 2016, Supplement No. 4 dated July 6, 2016, Supplement No. 5 dated August 4, 2016, Supplement No. 6 dated August 9, 2016, Supplement No. 7 dated August 19, 2016 and Supplement No. 8 dated September 2, 2016. Unless otherwise defined in this Supplement No. 9, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Financing Transactions

The following disclosure supplements the section captioned “Description of Real Estate Assets — Financing Transactions — The Retreat at Market Square,” which begins on page 153 of the prospectus.

On September 30, 2016, the Retreat Subsidiary exercised its option to extend the maturity date of the loan with Parkway Bank and Trust Company and entered into a Modification of Loan Documents (the “Loan Modification”) with the lender to modify the loan documents relating to the loan that is secured by a first mortgage on The Retreat at Market Square.

The Loan Modification, among other things, (a) extends the maturity date of the loan to September 30, 2023, (b) reduces the loan’s outstanding principal balance from $45,750,000 to $27,450,000 to reflect principal payments made by the Retreat Subsidiary, (c) reduces the loan’s interest rate from a fixed rate of 3.95% per annum to a fixed rate of 3.64% per annum, (d) requires monthly payments of interest only through September 30, 2021 and thereafter, monthly payments of principal and interest based upon a 30-year amortization schedule until maturity and (e) releases IREIC, our sponsor, and substitutes us as the guarantor. As the substitute guarantor, we agreed to guarantee the payment of (a) all real estate taxes on The Retreat at Market Square which accrue or become due during the term of the loan, (b) all Costs and Expenses (as defined in the guaranty agreement) and (c) any and all losses, damages, costs or expenses of the lender, which arise in consequence of certain events specified in the guaranty agreement.

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Plan of Distribution

The following information is inserted at the end of the section captioned “Plan of Distribution,” which begins on page 212 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of September 30, 2016.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
Class A Shares
From our sponsor in connection with our formation (4):	8,000.000	200,000	—	200,000

Class A Shares sold in the offering:	902,576.110	22,106,627	1,502,726	20,603,901

Class A Shares issued pursuant to our distribution reinvestment plan:	9,869.052	234,390	—	234,390

Total (Class A Shares):	920,445.162	22,541,017	1,502,726	21,038,291

Class T Shares
Class T Shares sold in the offering (5):	142,597.477	3,415,209	163,364	3,251,845

Class T Shares issued pursuant to our distribution reinvestment plan:	1,013.458	23,117	—	23,117

Total (Class T Shares):	143,610.935	3,438,326	163,364	3,274,962
Total (Class A and Class T Shares):	1,064,056.097	25,979,343	1,666,090	24,313,253

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)

Organization and offering expenses, excluding selling commissions and dealer manager fees, will not exceed 2.0% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

(4)

In connection with our formation, we sold 8,000 shares of our common stock to our sponsor for an aggregate purchase price of $200,000. These 8,000 shares were subsequently converted into Class A Shares.

(5)

The Company pays a distribution and stockholder servicing fee, subject to certain limits, on the Class T Shares sold in the primary offering in an annual amount equal to 1.0% of the purchase price per Class T Share (or, once reported, the amount of our estimated value per share), payable on a monthly basis. The distribution and stockholder servicing fees are ongoing fees that are not paid at the time of purchase, are not intended to be a principal use of offering proceeds and are not included in the above table.

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